UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Vivos Therapeutics, Inc.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	7921 Southpark Plaza, Suite 210
City, State and Zip Code	Littleton, CO 80120

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vivos Therapeutics, Inc. (the “Company”) is unable to file its Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) within the prescribed time period. On June 10, 2025, the Company acquired Prabhu-Lata K. Shete MDs, LTD., a Nevada professional corporation d/b/a The Sleep Center of Nevada (“SCN”). As of the date hereof, the Company and its independent registered public accounting firm requires additional time to complete the required 2023 and 2024 audit of SCN, the review of SCN’s interim financial statements and to integrate such audited and unaudited financial statements and related pro forma information into the Company’s unaudited financial statements for the quarter ended June 30, 2025.

The Company is working diligently to complete its Form 10-Q for such period as soon as possible and currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Kirk Huntsman	(866) 908-4867
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its general and administrative expenses increased by over 50% for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. The primary cause of this increase was due to increase of expenses, salaries and professional fees associated with acquiring and integrating SCN into the Company’s operations. As a result, the Company anticipates a material increase in its net loss for the three months ended June 30, 2025 as compared to the three months ended June 30, 2024. The Company believes that these one-time costs were necessary to complete the SCN transaction and will not be recurring.

The figures reported above are still under review and may differ once reported in the Form 10-Q to be filed by the Registrant.

Vivos Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	By:	/s/Bradford Amman
Bradford Amman
Chief Financial Officer